SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 246TH

BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors (BoD) met on January 24, 2024, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná. Mr. Marcel Martins Malczewski, Chair of the Board, invited me, Victória Baraldi Mendes Batista, to act as secretary.

The Board of Directors resolved on the following matters, among other topics:

1. Resolution on the Statutory Bodies’ Performance Assessment - Cycle 2023: Ms. Ana Letícia Feller, People and Corporate Management Officer, together with a representative of Fundação Instituto de Administração (FIA), presented information on the statutory bodies’ performance assessment, including methodology, stages, and schedule, referring to cycle 2023, to be applied in 2024, in accordance with the Statutory Bodies’ Performance Assessment Policy (NPC 0319) and in line with best governance practices. After analyzing the matter, considering the favorable opinion of the Executive Board expressed on its 2586th Meeting, held on January 18, 2023, the Board of Directors unanimously approved the statutory bodies’ performance assessment process - cycle 2023, whose details remain under the custody of the Governance Bodies’ Secretariat. -------------------------------------------------------------------------------------------------------

2. Resolution on the settlement proposal to terminate arbitration proceeding 059/2015 pending before CAM-CCBC: Mr. Eduardo Vieira de Souza Barbosa, Legal and Compliance Officer, presented information on Arbitration Proceeding 059/2015 CAM-CCBC (and Action for Annulment), and commented on the legal and economic-financial analysis and opinions prepared regarding the settlement proposal offered by the plaintiffs and negotiated between the parties, aimed at carrying out the transaction to settle the disputes, with the respective mutual discharge between the parties. After discussing the information provided, analyzing the opinions and the executive summary made available, considering the legality, advantage, and financial support, as well as the favorable opinion of the Executive Board expressed on its 2587th Meeting, held on January 22, 2023, the Board of Directors unanimously approved the execution of the agreement, under the proposed terms, according to the material that remains under the custody of the Governance Bodies’ Secretariat, and authorized Management to take the necessary measures to formalize the transaction. ---------------------------------------------

3. Resolve on the Innovation Policy: Mr. Cássio Santana da Silva, New Businesses Officer, presented the proposal of normative document NPC 0318 - Innovation Policy, which will guide the Company’s innovation, establishing guidelines for innovative actions within Copel (Holding Company), its wholly-owned subsidiaries, and subsidiaries. He explained that the policy is in line with the guidelines of the Company’s Strategic Planning - Vision 2030. Then, the members of the Investment and Innovation Committee (CII) stated that they analyzed the topic during their 46th Meeting held on 01.23.2024. After analyzing the matter and considering the favorable opinion of the Executive Board expressed at its 2586th Meeting, held on January 18, 2024, and after hearing the Investments and Innovation Committee, the Board of Directors unanimously approved the Innovation Policy presented, in accordance with the material made available, a copy of which remains under the custody of the Governance Bodies’ Secretariat. ---------------------------------------------------------------------------------------------

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COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality, in compliance with the head section of article 155 of Law 6,404/76, as they represent the Company’s internal interests, therefore lying outside the scope of the rule contained in Paragraph 1 of Article 142 of said Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 01, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.